SHARK WHEEL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017



Certified Public Accountants.
Registered Firm – Public Company Accounting Oversight Board

Shark Wheel, Inc.

Index to the Consolidated Financial Statements



dbb_mckennon_

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

The Management and Shareholders
Shark Wheel, Inc.
Lake Forest, California

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Shark Wheel, Inc. and its subsidiaries (collectively the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders'/members' equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements").

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shark Wheel, Inc. as of December 31, 2018 and 2017, and the results of its operations, changes in stockholders'/members' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has negative operating cash flows, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

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Shark Wheel, Inc.
Consolidated Balance Sheets

	December 31, 2018		December 31, 2017	
Assets				
Current assets:				
Cash	$	247,546	$	662,576
Accounts receivable		3,672		3,876
Inventories		88,781		152,442
Deposits on inventory		67,131		79,390
Other current assets		709		-
Total current assets		407,839		898,284
Fixed assets, net		43,546		13,892
Intangible assets, net		9,981		9,246
Other assets		3,105		7,008
Total assets	$	464,471	$	928,430
Liabilities and Stockholders'/Members' Equity				
Current liabilities:				
Accounts payable	$	96,522	$	125,886
Accrued liabilities		6,202		2,789
Deferred revenue		143,141		75,560
Total current liabilities		245,865		204,235
Total liabilities		245,865		204,235
Commitments and contingencies (Note 7)				
Stockholders'/Members' Equity:				
Members' equity		-		764,888
Class A common stock, $0.0001 par value - 19,372,272 authorized; 15,934,352 outstanding at December 31, 2018		1,593		-
Class B common stock, $0.0001 par value - 627,728 authorized and outstanding at December 31, 2018		63		-
Subscription receivable		-		(40,693)
Additional paid-in capital		976,888		-
Accumulated deficit		(759,938)		-
Total stockholders'/members' equity		218,606		724,195
Total liabilities and stockholders'/members' equity	$	464,471	$	928,430

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Operations

		2018		2017
Revenues - Products	$	725,796	$	753,009
Grant revenue		225,000		–
Total revenues	$	950,796	$	753,009
Cost of goods sold		491,022		432,682
Gross profit		459,774		320,327
Operating expenses:				
General and administrative		693,677		569,818
Sales and marketing		352,347		322,416
Research and development		174,715		102,274
Total operating expenses		1,220,739		994,508
Operating loss		(760,965)		(674,181)
Other (income) expense :				
Other expense		7,412		–
Other income		(11,488)		(749)
Total other (income) expense		(4,076)		(749)
Loss before provision for income taxes		(756,889)		(673,432)
Provision for income taxes		3,049		5,494
Net loss	$	(759,938)	$	(678,926)

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Stockholders'/Members' Equity

	Members' Equity		Class A - Common Stock		Class B - Common Stock					Total Stockholders'/ Members'
	Units	Amount	Shares	Amount	Shares	Amount	Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Equity
December 31, 2016	15,000,024	$ 261,009	-	$ -	-	$ -	$ -	$ -	$ -	$ 261,009
Issuance of LLC Units for cash	1,311,815	1,225,478	-	-	-	-	(40,693)	-	-	1,184,785
Offering costs	-	(42,673)	-	-	-	-	-	-	-	(42,673)
Net loss	-	(678,926)	-	-	-	-	-	-	-	(678,926)
December 31, 2017	16,311,839	764,888	-	-	-	-	(40,693)	-	-	724,195
Issuance of LLC Units for cash	250,250	214,802	-	-	-	-	39,547	-	-	254,349
Offering costs	-	(1,146)	-	-	-	-	1,146	-	-	-
Conversion of LLC to corporation	(16,562,089)	(978,544)	15,934,352	1,593	627,728	63	-	976,888	-	-
Net loss	-	-	-	-	-	-	-	-	(759,938)	(759,938)
December 31, 2018	-	$ -	15,934,352	$ 1,593	627,728	$ 63	$ -	$ 976,888	$ (759,938)	$ 218,606

The accompany notes are an integral part of these consolidated financial statements.

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Shark Wheel, Inc.
Consolidated Statements of Cash Flows

	December 31, 2018	December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (759,938)	$ (678,926)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	19,111	9,902
Changes in operating assets and liabilities:		
Accounts receivable	204	262
Inventory	63,661	(82,083)
Deposits on inventory	12,259	(79,390)
Accounts payable	(29,364)	(5,274)
Accrued liabilities	3,413	(5,538)
Deferred revenue	67,581	75,560
Net cash used in operating activities	(623,073)	(765,487)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(37,978)	(6,210)
Advance to related party	-	23,240
Insurance reimbursement	(11,522)	-
Note receivable from related party	-	25,812
Deposits and other	3,194	9,469
Net cash provided by (used in) investing activities	(46,306)	52,311
CASH FLOWS FROM FINANCING ACTIVITIES:		
Membership units purchased, net of offering costs	254,349	1,142,112
Net cash provided by financing activities	254,349	1,142,112
Increase (decrease) in cash and cash equivalents	(415,030)	428,936
Cash and cash equivalents, beginning of year	662,576	233,640
Cash and cash equivalents, end of year	$ 247,546	$ 662,576
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 3,049	$ 5,494

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Shark Wheel, LLC (the "LLC") was formed on October 24, 2012 in the State of California. On December 21, 2018, the LLC was converted to Shark Wheel, Inc. The consolidated financial statements of Shark Wheel, Inc. and its subsidiaries (collectively the "Company" or "Shark Wheel") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Forest, California.

The Company develops, manufactures, and markets helical wheels that, rather than being the traditional circular shape, are composed of one or many three-dimensional sine waves. The Shark Wheel is a more efficient wheel with performance advantages in speed, friction, longevity, and off-road capabilities. It provides better maneuverability over debris, water, and other conditions that deteriorate the performance of conventional wheels. It is currently marketed for skateboard, longboard, and roller skate applications, but future applications include luggage wheels, pallet jack wheels, ambulance stretcher wheels, wheelchair wheels, as well as other transportation and industrial applications. Shark Wheel has already begun development on many of these wheels, working with many industry-leading partners in development deals. Shark Wheel will manufacture in certain industries and license its technology in other markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Shark Wheel, Inc. and subsidiaries, Shark Wheel Industrial Products, LLC, Shark Wheel Skate, LLC, Shiver, LLC, and Shark Wheel Sports, LLC (dba Fathom), its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2018 and 2017. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2018 and 2017, there was no reserve deemed required by us.

Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand and related product expiration dates.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Shark Wheel, Inc.
Notes to Consolidated Financial Statements

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is deferred in instances when the above criteria are not met.

Revenue from grant revenue is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $225,000 and $0 for the years ended December 31, 2018 and 2017, respectively. Management believes the loss of such revenues will not have a material effect on the Company's operations.

Advertising
The Company expenses advertising costs as incurred. Advertising costs expensed were $352,347 and $322,416 for the years ended December 31, 2018 and 2017, respectively.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $174,715 and $102,274 for the years ended December 31, 2018 and 2017, respectively.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to members' equity.

Income Taxes
Prior to the conversion to a corporation as described in Note 1, the Company was a limited liability corporation. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company paid state income taxes at reduced rates.

After conversion to a corporation, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets

8

to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2018 is approximately $217,000, which primarily consists of net operating loss carry forwards. As of December 31, 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the year ended December 31, 2018, the Company recorded a valuation allowance for approximately $217,000.

At December 31, 2018, the Company had federal and state net operating loss carry forwards of approximately $759,938. The federal and California net operating losses expire on various dates through 2038.

At December 31, 2018, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

Cash - The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Payable – As of December 31, 2018 and 2017, one vendor accounted for 99% and 83% of accounts payable, respectively. Management believes that the loss of this vendor would not have a material impact on the Company's financial position, results of operations and cash flows.

Customers – As of December 31, 2018 and 2017, two customers accounted for 20% and 23% of revenues, respectively. Management believes that the loss of one or more of these customers would have a material impact on the Company's financial position, results of operations and cash flows.

Suppliers – As of December 31, 2018 and 2017, three and two vendors accounted for 41% and 75% of inventory purchases, respectively. Management believes that the loss of one or more of these vendors would have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $623,073 and $765,487 for the years ended December 31, 2018 and 2017, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, we intend to fund the Company's operations through the sale of products and debt and/or equity financing, including additional funds received under Regulation Crowdfunding efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – INVENTORIES

The Company had finished goods inventories of $88,781 and $152,442 as of December 31, 2018 and 2017, respectively. Additionally, the Company had deposits on inventory of $67,131 and $79,390 as of December 31, 2018 and 2017, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5 – FIXED ASSETS

Fixed assets are comprised of the following:

| | December 31, | | | |
	2018		2017	
Furniture and fixtures	$	16,510	$	15,910
Molds		84,867		24,756
Total property and equipment		101,377		40,666
Accumulated depreciation		(57,831)		(26,774)
	$	43,546	$	13,892

Depreciation expense for the years ended December 31, 2018 and 2017 was $18,571 and $9,902, respectively.

NOTE 6 – RELATED-PARTY TRANSACTIONS

In December 2015, the Company issued a note with a principal amount of $25,812 to one of its co-founders. The note had an interest rate of 2.5% and a term of five years. The note was paid off in full during the year ended December 31, 2017.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Leases

The Company leases office and warehouse facilities in Lake Forest, California. The lease extends through January 2020 with base rents ranging from $2,234 to $2,470. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2018:

2019	$	41,702
2020		3,485
	$	45,187

NOTE 8 – MEMBERS' EQUITY AND STOCKHOLDERS' EQUITY

During the year ended December 31, 2017, the Company sold 686,337 LLC units for $600,000 to private investors. The Company also sold 625,478 LLC units through a Regulation Crowdfunding offering and received proceeds of $542,112, net of offering costs of $42,673 and a subscription receivable of $40,693.

On June 20, 2017, the Company's Members' entered into an amended and restated operating agreement, resulting in a forward unit split, splitting each one (1) Unit of the Company that was issued and outstanding immediately prior to the execution of the Agreement, was split and converted into 1,192.38 Voting Units of the Company. As a result, 12,579 Units were split and converted into 15,000,023 Units.

There were 16,311,839 total LLC units outstanding as of December 31, 2017.

Prior to Conversion to a Corporation, described in Note 1, the Company sold an additional 248,000 of LLC units for $214,802 and issued an additional 2,250 shares to close the Regulation Crowdfunding offering, while receiving $40,693 less minor fees offering costs of $1,146 from subscriptions receivable. On the date of conversion, 16,562,089 LLC units then outstanding, converted to 16,562,080 shares of common stock.

Prior to conversion to a corporation, the Company's profits and losses were allocated pro rata to members based on their ownership percentages.

Common Stock

On December 21, 2018, the certificate of conversion was filed with the Secretary of State of Delaware. We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001, comprising of Class A and Class B shares of 19,372,272 and 627,728, respectively. As of December 31, 2018, the total Class A and Class B shares issued and outstanding was 15,934,352 and 627,728, respectively.

NOTE 9 – SUBSEQUENT EVENTS

NSF Grant

In April 2019, the Company was awarded a small business grant for $724,313 by the National Science Foundation.

Regulation Crowdfunding

In April 2019, the Company completed their Regulation CF offering, where they raised $534,921 in gross proceeds from the sale of 392,241 shares of common stock.

There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements. We have evaluated subsequent events that occurred after December 31, 2018 through October 17, 2019, the issuance date of these consolidated financial statements.